Phone: 484-583-8083 Email: christina.pron@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

August 29, 2019

Samara Younis, Esq.

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP BlackRock Dividend Value Managed Volatility Fund
(the “Acquiring Fund”)

Dear Ms. Younis and Ms. Fettig:

This letter responds to your comments, provided on August 23, 2019, to the Registrant’s Form N-14 registration statement filed on July 31, 2019 under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”). The Registration Statement was filed to solicit proxies and to register shares of the Acquiring Fund for its acquisition of the LVIP Franklin Templeton Value Managed Volatility Fund (the “Acquired Fund”). The Acquiring Fund and Acquired Fund are series of the Registrant.

The following are your comments and the Registrant’s responses.

1)	Please acknowledge that the Registration Statement will have an effectiveness date of August 30, 2019.

A.	Confirmed.

2)	Under the Summary section pertaining to the question “Why has the Board approved the Reorganization proposal?”, consider adding detail pertaining to this specific reorganization.

A.	The response to this question now includes the following disclosure:

The Adviser recommended that the Board approve the Reorganization as part of its continuing efforts to streamline the fund lineup and to reduce duplication in the Trust.

3)	In the second bullet under “Fees and Expenses” within Proposal 1 of The Proposed Reorganization section, please include further detail regarding the expense limitation agreement for the Acquired Fund.

A.	We have added the following language under this bullet discussing the Acquired Fund:

The Adviser has also contractually agreed to reimburse the Acquired Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.40% of the Fund’s average daily net assets for the Service Class. Any reimbursements made by the Adviser are subject to recoupment from the Fund within three years after the occurrence of the reimbursement, provided that such recoupment shall not be made if it would cause annual fund operating expenses of the Service class of the Fund to exceed the lesser of (a) the expense limitation in effect at the time of reimbursement, or (b) the current expense limitation in effect, if any. Both agreements will continue through at least April 30, 2020 and cannot be terminated before that date without the mutual agreement of the Board and the Adviser. The

Phone: 484-583-8083 Email: christina.pron@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Adviser’s right to recoupment with respect to the Acquired Fund will not continue following the Reorganization.

4)	Please confirm that the advisory fee waiver for the Acquiring Fund extends at least one year from the effective date of the Registration Statement.

A.	We have confirmed that the agreement extends for at least one year and amended the language in the Registration Statement accordingly.

5)	In footnote 4 to the “Annual Operating Expenses” table, please indicate if there are any exclusions to the expense limitation agreement for the Acquiring Fund following the Reorganization.

A.	We have updated footnote 4 to indicate that the expense limitation agreement excludes acquired fund fees and expenses.

6)	Please include information on the Standard Class shares of each Fund in the Capitalization Table.

A.	We have added the requested disclosure.

7)	Please include seed capital among share classes in the “Share Classes and Distribution Arrangements” section.

A.	We have modified this statement as follows (underlined text added):

The Acquired Fund has no shareholders in its Standard Class, except for seed capital.

8)	Under the Summary section pertaining to the question “Who will pay the costs of the Reorganization?”, consider adding a separate question prior to the second paragraph of the response.

A.	We have done so.

9)

Under the Summary section pertaining to the question “What will happen if shareholders of the Acquired Fund do not approve the Reorganization Proposal or the transaction is otherwise not completed?”, please disclose in the response the extent to which any options are considered more likely.

A.	Neither the Adviser nor the Board has considered the relative likelihood of any other option in the event that the Reorganization is not approved by shareholders or otherwise completed.

10)	Please note that there is a typographical error in the “Investment Strategies” under Proposal 1 of “The Proposed Reorganization” section.

A.	We have corrected the typographical error.

11)	In the “Risks” bullet under Proposal 1 of “The Proposed Reorganization” section, please consider separating the risks applicable to both Funds from the risks applicable only to one Fund.

A.	We have revised the disclosure accordingly.

12)

In the first bullet under “Fees and Expenses” within Proposal 1 of The Proposed Reorganization section, please clarify whether the projected net expense ratio of the Service Class shares of the Acquiring Fund following the reorganization includes acquired fund fees and expenses.

Phone: 484-583-8083 Email: christina.pron@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

A.

We have revised the disclosure accordingly to indicate that the projected net expense ratio of the Service Class shares of the Acquiring Fund following the reorganization includes acquired fund fees and expenses.

13)

In the second bullet under “Fees and Expenses” within Proposal 1 of The Proposed Reorganization section, please use separate bullet points in the comparison of the management fee of the Acquired Fund and the Acquiring Fund post-Reorganization.

A.	We have separated the management fees disclosures into separate bullets.

14)	In the bullets under “Performance” within Proposal 1 of The Proposed Reorganization section, please include information on the relative one year performance of the Funds in one paragraph.

A.	We have clarified this comparison by combining the two bullets that addressed the performance of each of the Acquiring Fund and the Acquiring Fund into a single paragraph.

15)	Under “Effects of the Reorganization” within Proposal 1 of The Proposed Reorganization section, please include a bullet on any portfolio repositioning that will result from the Reorganization.

A.	We have added the following bullet point:

In the Reorganization, it is anticipated that the Acquired Fund will redeem all of its holdings of underlying funds, with the redeemed proceeds to be transferred to the Acquiring Fund. The Acquiring Fund is expected to deploy the cash to increase the side of positions in securities held by the Acquiring Fund at the time of the Reorganization. As a result, it is expected that the Acquiring Fund’s portfolio post-Reorganization will resemble as nearly as possible the Acquiring Fund’s portfolio pre-Reorganization. Because the Adviser has agreed to pay these costs, the Acquiring Fund is not expected to incur brokerage commissions in connection with investing the proceeds of the Reorganization

16)

Under “Effects of the Reorganization” within Proposal 1 of The Proposed Reorganization section, please discuss the costs of any portfolio repositioning that will result from the Reorganization, including the costs as a percentage of net assets, if significant.

A.

We have clarified under the final bullet that, out of the approximately $197,000 of expected Reorganization costs, an estimated $110,000 will be due to transition and brokerage costs. All costs in connection with the Reorganization, including those due to transition and brokerage, will be borne by the Adviser and therefore we do not believe it is relevant to disclose the portfolio repositioning costs as a percentage of net assets.

17)

In the “Annual Operating Expenses” table, please confirm in the footnotes whether the Adviser will be able to recoup any fees waived or reimbursed with respect to the Acquired Fund following the Reorganization.

A.	We have revised the footnote to indicate that the Adviser’s right to recoupment with respect to the Acquired Fund will not continue following the Reorganization.

18)	Under “Comparison of Principal Risk Factors,” please include a narrative comparison of the Funds’ principal risks.

A.	We have revised the disclosure accordingly.

Phone: 484-583-8083 Email: christina.pron@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

19)	Under “Board Considerations,” please include additional disclosure concerning discussions of prior performance of the Funds.

A.	We have revised the fourth consideration as follows (underlined text added):

the comparative investment performance of the Funds, including that (i) the Acquiring Fund outperformed the Acquired Fund since the inception of the Acquired Fund on January 3, 2014 despite lagging the Acquired Fund for the one year period ending December 31, 2018; and (ii) that the combined assets of the Funds would allow the Adviser to more efficiently implement the Acquiring Fund’s strategy, including the Risk-Management Sleeve;

20)	Please consider disclosing risks in order of importance and consider whether any changes are needed to the “Description of Risk Factors.”

A.	We have revised the ordering of the risks contained in the “Description of Risk Factors” to match the order contained in the May 1, 2019 Prospectus for the Acquiring Fund.

21)	Please confirm that the tax opinion referenced in Section 8.3 of the Agreement and Plan of Reorganization will be obtained prior to the reorganization.

A.	Confirmed.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Christina E. Pron
Christina E. Pron, Esq.
Senior Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Samuel K. Goldstein, Esq.

Julie Vossler

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